UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
Washington, D.C. 20549	Expires: April 30, 2009
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FORM 12b-25
SEC FILE NUMBER

NOTIFICATION OF LATE FILING	CUSIP NUMBER

(Check one):	☐	Form 10-KSB ☐	Form 20-F	☐	Form 11-K	☒	Form 10-QSB	☐	Form 10-D	☐	Form N-SAR	☐	Form N-CSR

For Period Ended: February 29, 2008

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant:	FUEGO ENTERTAINMENT, INC.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):	8010 NW 156 TERR

City, State and Zip Code:	Miami, Florida 33016

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)
The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III — NARRATIVE

State below in reasonable detail why Forms 10-KSB, 20-F, 11-K, 10-QSB, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant was unable, without unreasonable effort and expense, to prepare the financial statements for the period ended February 29, 2008, in sufficient time to allow the timely filing of this report.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Hugo M. Cancio	305	829-3777
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

	Yes	☒	No	☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?

	Yes	☒	No	☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

At 2/29/08 the Company had cash of $23,874 and accounts payable of $108,963. For the three-month period ended February 29, 2008 the Company earned, on a consolidated basis, $259,768, incurred operating expenses of $209,974, less a minority interest of $25,101 for a net income of $24,693. The Company also recorded deferred revenue of $223,659 based on a contract to be fulfilled by us during the next quarter. The Company is actively seeking additional capital with the sale of common stock pursuant to proposed stock subscription agreements. Although we are not  considered to be a development stage company, we must generate sufficient capital by financing activities to generate enough capital to support current operations.

FUEGO ENTERTAINMENT, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	April 14, 2008	By	/s/ Hugo M. Cancio
Hugo M. Cancio
Principal Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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